[AIG Letterhead]
August 31, 2010
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K Filed on August 11, 2010 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated August 18, 2010 with respect to American International Group, Inc.’s (AIG) Current Report on Form 8-K filed on August 11, 2010 (Form 8-K). This letter sets forth AIG’s responses to the Staff’s comment contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the Commission) from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comment below to facilitate your review.
General
1.	Please provide us with a detailed analysis that supports your conclusion that the agreement to sell 80 percent of American General Finance, Inc. does not constitute a material definitive agreement not made in your ordinary course of business, which would have required disclosure under Item 1.01 of Form 8-K. We note that you will recognize a pre-tax loss of approximately $1.9 billion in the third quarter of 2010 in connection with this transaction and that over the last four quarters you reported a net loss of $2.7 billion (second quarter of 2010), net income of $1.5 billion (first quarter of 2010), net loss of $8.9 billion (fourth quarter of 2009) and net income of $455 million

(third quarter of 2009). In your response, please provide us with specific details about the transaction that support your analysis.
AIG Response:
In reaching the conclusion that the agreement (the Agreement) to sell 80 percent of American General Finance, Inc. (AGF) was not a material definitive agreement entered into outside the ordinary course of business required to be filed under Item 1.01 of Form 8-K, AIG considered a number of factors, including the guidance in Item 601(10) of Regulation S-K. First, the consideration to be received, $125 million, is immaterial to AIG. Second, the amount of assets to be disposed falls below the 15 percent of fixed assets test in Item 601(10)(ii)(C) of Regulation S-K. Third, other than customary indemnification obligations, the Agreement does not impose any material post-closing obligations on AIG. Fourth, AIG believes that the disposition of AGF is consistent with its ongoing asset disposition program that has been in progress since September 2008, as described in AIG’s quarterly and annual filings. Finally, AGF does not meet the definition of a “significant subsidiary” of AIG under Rule 1-02 of Regulation S-X.
The only material aspect of the transaction is the pre-tax loss of $1.9 billion that AIG will recognize in the third quarter of 2010, which AIG disclosed in the Form 8-K and will prominently disclose in subsequent Quarterly Reports on Form 10-Q and the Annual Report on Form 10-K for the year ended December 31, 2010.
For the foregoing reasons, AIG determined that the Agreement did not constitute a material definitive agreement entered into outside the ordinary course of business required to be filed under Item 1.01 of Form 8-K.
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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President & Deputy General Counsel